UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

MetroPCS Communications, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      591708102
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591708102

1	NAME OF REPORTING PERSONS Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,300,000 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,300,000 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (see instructions) IA

This Amendment No. 1 reflects the shares of Common Stock (the “Common Stock”) of MetroPCS Communications, Inc. (the “Issuer”) held by Paulson & Co. Inc. (the “Reporting Person” or “Paulson”) as of March 26, 2013 and amends and supplements the Schedule 13D filed originally on March 1, 2013 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

On March 27, 2013, the Reporting Person issued a press release.  A copy of the press release is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

                 (a)  Amount beneficially owned: 36,300,000 (see Note 1)
                        Percent of class: 9.9%

                (b)   Number of Common Shares as to which Paulson has:
 (i) Sole power to vote or direct the vote: 36,300,000 (see Note 1)
 (ii) Shared power to vote or direct the vote: 0
 (iii) Sole power to dispose or direct the disposition: 36,300,000 (see Note 1)
 (iv) Shared power to dispose or direct the disposition: 0

(c).  There have been no transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported in this Schedule 13D.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:	Instruction C Person Information (previously filed)

Exhibit A:	Letter to the Issuer dated February 28, 2013 (previously filed)

Exhibit B:	Press Release issued by Paulson on March 27, 2013

Schedule 1:	List of the transactions in the Issuer’s Common Stock that were effected by the
Reporting Persons during the past sixty days (previously filed)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2013

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
    Chief Compliance Officer

EXHIBIT B

Paulson & Co. Responds to Comments Made by T-Mobile CEO John Legere

New York, NY, March 27, 2013 - Paulson & Co. Inc. (“Paulson”), the largest MetroPCS shareholder, owning 36.3 million shares or 9.9% of the shares outstanding as of the record date, strenuously objects to T-Mobile CEO John Legere’s characterization of MetroPCS shareholders as greedy because they  believe the current terms of the merger are poor for MetroPCS shareholders.

Paulson reminds MetroPCS shareholders that John Legere owns no MetroPCS stock, wants the best deal for T-Mobile/Deutsche Telekom, not MetroPCS, and is the wrong person to comment on the interests of MetroPCS shareholders.

If anyone is being greedy here, it is Deutsche Telekom by stripping out $15 billion of senior debt at above market rates and terms for themselves before the proforma shareholders get anything.  MetroPCS shareholders are left with a subordinated minority stake in an over leveraged equity stub.  When the $15 billion debt Deutsche Telekom strips out is added to Deutsche Telekom’s 74% equity in the new company, Deutsche Telekom gets 85% of the total consideration even though they contribute only 77% of the combined 2012 EBITDA.  If MetroPCS were to receive proportional value for their 2012 EBITDA contribution, MetroPCS should receive an incremental $5.58 per share above the current terms.  While we support industry consolidation, the current proposal is a bad deal for MetroPCS shareholders.  We believe MetroPCS is worth more as a standalone company rather than with T-Mobile under these unfavorable terms.

We have participated in thousands of merger transactions and have cast our support in favor of 99% of them.  This is the only one in the recent past that we are voting against.  It is not surprising that Deutsche Telekom is so eager to close this deal as they get the lion’s share of the benefits.  As a shareholder of a public company, we have the right to vote against a transaction that we think severely undervalues our stake.  If Deutsche Telekom wants to get MetroPCS shareholder support, we suggest Deutsche Telekom significantly reduce the debt they are taking back and/or dramatically increase MetroPCS’s proforma share of the combined company.

For further information, please contact:

Armel Leslie, Walek & Associates, +1-212 590-0530

Paulson & Co. is an investment management firm that specializes in merger arbitrage, event-driven and distressed investing. Paulson has approximately US$18 billion in assets under management and has offices in New York, London and Hong Kong.